UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-303

The Kroger Co. 401(k) Retirement Savings Account Plan

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Financial Statements

And

Supplemental Schedules

December 31, 2007

With

Report of Independent Registered

Public Accounting Firm

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of

The Kroger Co. 401(k) Retirement Savings Account Plan:

We have audited the accompanying statement of net assets available for benefits of The Kroger Co. Retirement Savings Account Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 25, 2008

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Statement of Net Assets Available for Benefits

December 31, 2007

(In Thousands)

2007

Assets:
Cash	$222
Investments, at fair value:
Common stocks	133,221
Mutual funds	320,978
Interest in master trust	214,410
Collective trusts	207,408
Participant loans	20,860
Retirement Date Funds	136,441

Total investments	1,033,318

Receivables:
Employer Contributions	39,565
Accrued income	16
39,581

Total assets	1,073,121

Liabilities:
Administrative fees payable	63

Net assets available for benefits at fair value	1,073,058

Adjustment from fair value to contract value for interest in master trust relating to investment contracts	(2,706)

Net assets available for benefits	$1,070,352

See accompanying notes to financial statements.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

(In Thousands)

2007
Additions:
Contributions:
Transfer from other plan (see Note 3)	$843,602
Participants	110,887
Employer	88,794
1,043,283

Investment income:
Net appreciation in fair value of investments	34,597
Investment income - participation in a master trust	2,903
Dividends	30,999
Interest	2,956
71,455

Total additions	1,114,738

Deductions:
Benefits paid to participants	44,053
Administrative expenses	333

Total deductions	44,386

Net increase	1,070,352

Net assets available for benefits:
Beginning of year	—

End of year	$1,070,352

See accompanying notes to financial statements.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Notes to Financial Statements

1.                Description of Plan:

The following description of The Kroger Co. 401(k) Retirement Savings Account Plan (Plan) provides only general information.  Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan, which began January 1, 2007, is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company).  The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, have been employed 30 days, and have completed 72 hours of service, excluding those employees eligible to participate under another defined contribution pension plan or defined benefit pension plan sponsored by the Company.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee  Subject to certain limits, participants may contribute up to 75% of annual compensation to the Plan.  It is at the discretion of participants to modify and direct investments.  Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50.  Participants are also permitted to deposit into the Plan distributions from other qualified plans.

Employer  The employer will credit the participant’s account with a match and/or an automatic contribution if the participant meets the eligibility requirements.  The matching contribution is 100% of the first 3% of the participant’s plan compensation contributed as a salary redirection contribution, plus 50% of the next 2% of the participant’s plan compensation contributed as a salary redirection contribution.  At the end of each plan year, the employer will, if necessary, make a “true-up” matching contribution in the first quarter of the following year.  Subject to certain limits, the Company also pays an automatic contribution of 1% or 2% based on the participant’s vesting years of service.

Participant Accounts

Each participant account is credited with the participant contribution, matching contribution (if any), automatic contribution, and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All employee contributions, employer matching contributions, transferred accounts, and rollover accounts are fully vested at all times.  The participant’s vested interest in all automatic contributions, if any, will be determined based upon the participants vesting service with the employer.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors.  At termination, those participants with a balance of less than $1,000 will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances between $1,000 and $5,000 shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than $5,000 may elect to leave their funds in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.  Unclaimed benefits are forfeited and are applied to pay Plan expenses.  Forfeited unclaimed benefits are restored if a participant later establishes a valid benefit claim.

Participant Loans

The Plan permits participants to borrow from their vested account less all vested automatic contributions.  The maximum amount that may be borrowed is the lesser of $50,000 or 50% of the vested balance of the account.  Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.0%.  The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter.  Principal and interest are paid through periodic payroll deductions.

2.                Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

Certain investments of the Plan, along with some investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated July 1, 2004 (the Master Trust), between Merrill Lynch Trust Company, the trustee, and the Company.

Investment valuation and income recognition

Investments in common stocks, mutual funds, collective trusts, and investment contracts are valued at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade date basis.  Gains or losses on sales of securities are based on average cost.  Dividends are recorded on the ex-dividend date.  Income from other investments is recorded as earned.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP94-4-1, Reporting of Fully Benefit –Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a  permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through The Kroger Defined Contribution Plan Master Trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the trustee and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company.

3.     Transfers:

During 2007, participant balances of approximately $843.6 million were transferred from The Kroger Co. Savings Plan into the Plan.

4.                Investments:

The Plan provides for participant directed investments into common stock of The Kroger Co., mutual funds, collective trusts, stable value funds, and certain retirement date funds.  Investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 are as follows (in thousands):

2007

The Kroger Co. Common Stock Fund	$133,221
Merrill Lynch Equity Index Trust XIII	$61,220
Interest in Master Trust*	$214,410
Blackrock Fundamental Growth I	$149,334
Van Kampen Emerging Markets I	$54,178

(*at fair value)

During the year ended December 31, 2007, Plan investments (including investments bought, sold and held during the year) appreciated by $34,597, as follows (in thousands):

2007

The Kroger Co. Common Stock	$5,554
Collective trusts	8,008
Mutual funds	20,310
Retirement Date funds	725

$34,597

5.               Nonparticipant-Directed Investments:

Investments in The Kroger Co. common stock are generated from participant-directed contributions and Company matching contributions.  Employee and employer amounts invested in The Kroger Co. common stock cannot be separately determined.  Accordingly, investments in The Kroger Co. common stock are considered nonparticipant-directed for disclosure purposes.

The information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in The Kroger Co. Common Stock Fund (Fund) is as follows (in thousands):

2007

The Kroger Co. Common Stock Fund
Year-end holdings	$133,221

Change in net assets in the Fund related to the Kroger Co. Common Stock Fund:

[all cash basis amounts except for net appreciation]

2007

Participant contributions	$3,316
Employer contributions	1,358
Dividends	1,422
Loan interest	40
Net appreciation	5,554
Distributions to participants	(4,372)
Administrative expenses	(24)
Transfers to other funds, net	125,927

$133,221

6.     Investment Contracts:

The Master Trust holds fourteen synthetic investment contracts which are managed by investment fund managers.  The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.  All Plans have an undivided interest in each investment contract.  The investment contracts are fully benefit responsive.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan.  Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The following information relates to the Plan’s interest in investment contracts (in thousands):

2007

Contract value	$211,704
Fair value	$214,410
Crediting interest rate range	4.3 % to 13.6%
Current crediting rate	5.32%
Average yield	5.12%

The crediting interest rate range for the investment contracts is based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment.  Certain of the crediting rates are adjusted quarterly.  The minimum crediting interest rate for these investments is zero.

In 2007, the fair value of fixed income investments is calculated using the actual market values of the underlying securities, based on pricing from a third party.

The following is financial information with respect to the Master Trust:

December 31, 2007  investment holdings (at fair value, in thousands):

2007

Cash and equivalents	$120,567
Fixed maturity synthetic guaranteed investment contracts	234,095
Constant duration synthetic guaranteed investment contracts	660,607

$1,015,269

Net investment income of the Master Trust for the year ended December 31, 2007 was $7,262.

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2007, the Plan’s interest in the net assets of the Master Trust was 21.12%.

7.     Income Tax Status:

The Plan does not currently have a determination letter from the Internal Revenue Service.  The EIN for the Plan ends in “0”.  Therefore the plan is on cycle E in regards to applying for a determination letter from the Internal Revenue Service.  Thus, the application cannot be sent until 2/1/2010 at the earliest and 1/31/2011 at the latest.

8.               Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

9.     Related-party and Party-in-interest Transactions (in thousands):

The Plan held, at fair value, $133,221 of The Kroger Co. common shares at December 31, 2007.

The Plan purchased 5,932 shares of The Kroger Co. common shares at a cost of  $108,845 in 2007.

The Plan sold 926 shares of The Kroger Co. common shares for $26,003 with a realized gain of $5,726 in 2007.

Merrill Lynch Trust Company, FSB and Merrill Lynch provide recordkeeping and investment management services to the Plan.  Therefore, transactions with Merrill Lynch Trust Company, FSB and Merrill Lynch qualify as party-in-interest transactions.

10.   Recent Accounting Pronouncements:

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements of the Plan.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

EIN: 31-0345740     Plan Number: 010

Schedule of Assets (Held at End of Year)

December 31, 2007

(In Thousands)

			(e)
	(b),(c)	(d)	Current
(a)	Investment description	Cost	value
	Interest in Master Trust	**	$211,704

	Common stocks:
*	The Kroger Co. ***	$88,299	133,221

	Collective trusts:
*	Merrill Lynch Mid Cap S&P 400 Index Trust 2	**	17,077
*	Merrill Lynch Mid Cap S&P 400 Index Trust 2 GM	**	8,765
*	Merrill Lynch Equity Index Trust XIII	**	61,220
*	Merrill Lynch Equity Index Trust XIII GM	**	51,726
*	Merrill Lynch Small Cap Index CT Tier VII	**	21,774
*	Merrill Lynch Small Cap Index CT Tier VII GM	**	4,360
*	Merrill Lynch International Index CT Trust 5	**	24,802
*	Merrill Lynch International Index CT TR 5 GM	**	17,684
			207,408
	Mutual funds:
	Dodge & Cox International ST	**	20,292
	Laudus Rosenberg U.S.	**	11,670
	Van Kampen Emerging Markets I	**	54,179
	Van Kampen Emerging Markets GM	**	5,811
*	Blackrock Fundamental Growth I	**	149,334
*	Blackrock Global Allocation I	**	31,848
*	Blackrock Basic Value I	**	47,647
	Temporary Investment Fund	**	197
			320,978

*	Participant loans, 5.5% to 11.0%, 1-6 year maturities	—	20,860

	Other:
*	Retirement Date Funds	**	136,441

			$1,030,612

*	Indicates party-in-interest to the Plan.
**	Cost of assets is not required to be disclosed as investment is participant directed.
***	Investment includes both participant and nonparticipant directed investments.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

EIN: 31-0345740     Plan Number: 010

Schedule H, Part IV, 4j - Schedule of Reportable Transactions

Year Ended December 31, 2007

(In Thousands)

(a)					(h)
Identity		(c)	(d)	(g)	Fair Value on	(i)
of Party	(b)	Purchase	Selling	Cost of	Transaction	Net
Involved	Description of Asset	Price	Price	Asset	Date	Gain/(Loss)

Reporting Criterion III	Any series of transactions within the Plan year involving securities of the same issue that, when aggregated, involves an amount in excess of five percent of the current value of Plan assets.

* The Kroger Co.	The Kroger Co. Common Stock Fund	$108,845	—	$108,845	$108,845	—

* The Kroger Co.	The Kroger Co. Common Stock Fund	—	$26,003	$20,277	$26,003	$5,726

*  Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2008
THE KROGER CO. 401(k) RETIREMENT
SAVINGS ACCOUNT PLAN

	By:	/s/ Paul Heldman
Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm